Exhibit 99.2

PROXY/VOTING CARD FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

SCOPUS VIDEO NETWORKS LTD.

October 16, 2007

Please date, sign and mail
Your proxy card in the
envelope provided as soon
as possible.

☐	€ DETACH PROXY CARD HERE €

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒

Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN

1.

To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the year ending December 31, 2007, and for the period until the next Annual General Meeting of the shareholders, and to empower the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors’ compensation.

	☐	☐	☐

2.

To approve the appointment of Orit Leitman, as a Class I Director, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2010 or until a successor has been duly elected.

	☐	☐	☐

		FOR	AGAINST	ABSTAIN

3.	Subject to Ms. Leitman appointment as a member of the Board, to approve a compensation package for Ms. Leitman, for her services as a member of the Board of Directors.	☐	☐	☐

THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF SCOPUS VIDEO NETWORKS LTD.

S C A N L I N E

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person

Date	Share Owner sign here	Co-Owner sign here

SCOPUS VIDEO NETWORKS LTD.
For the Annual Meeting of Shareholders
To Be Held On October 16, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          The undersigned shareholder of Scopus Video Networks Ltd. (‘Scopus” or the ‘Company”) hereby appoints each of David Mahlab and Moshe Eisenberg or any of them (1) as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on October 16, 2007, at 5:00 p.m. local time, and all adjournments and postponements thereof.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

THE ORDINARY SHARES REPRESENTED BY THIS PROXY/VOTING CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF THE PROPOSED RESOLUTIONS. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(1) If you wish to appoint another proxy to the exclusion of the aforementioned, please insert the name of such proxy in the space provided

PLEASE CHECK BOX IF YOU INTEND TO BE PRESENT AT MEETING	☐

To change the address on your account, please check the box at right and indicate your new address in the address space on reverse side. Please note that changes to the registered name(s) on the account may not be submitted via this method

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(Continued and to be dated and signed on the reverse side.)